Room 4561

September 11, 2007

Mr. Gregory W. Magoon
Executive Vice President and Chief Financial Officer
Moldflow Corporation
492 Old Connecticut Path
Suite 401
Framingham, MA 01701

      **RE:    Moldflow Corporation**
              **Form 10-K for Fiscal Year Ended June 30, 2006**
              **Forms 10-Q for Fiscal Quarters Ended September 30, 2006,**
              **December 31, 2006 and March 31, 2007**
              **File No. 0-30027**

Dear Mr. Magoon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kathleen Collins
                      Accounting Branch Chief